Registration No. 333-180974
Filed pursuant to Rule 424(b)(3)

PROSPECTUS SUPPLEMENT

(To Prospectus Dated April 26, 2012)

SPDR® GOLD TRUST

245,200,000

SPDR Gold Shares

This sticker serves to supplement the Prospectus of the SPDR® Gold Trust, or the Trust, dated April 26, 2012, to provide an additional risk factor that you should consider before making an investment decision with respect to SPDR Gold Shares, or the Shares.

Because the value of the gold held by the Trust is determined using the London PM Fix, potential discrepancies in the calculation of the London PM Fix could impact the value of the gold held by the Trust and could have an adverse effect on the value of an investment in the Shares.

The London Gold Fix is determined twice each business day (10:30 a.m. and 3:00 p.m. London time) by the member banks of The London Gold Market Fixing Ltd. using a bidding process that sets or “fixes” the price of gold by matching buy and sell orders submitted to the member banks for the applicable fixing time. The net asset value of the Trust is determined each day the Trust’s principal market, the NYSE Arca, is open for regular trading, using the 3:00 p.m. London Gold Fix, which is commonly referred to as the “London PM Fix.” If the London PM Fix has not been announced by 12:00 PM New York time on a particular evaluation day, the next most recent London gold price fix (AM or PM) is used in the determination of the net asset value of the Trust. The Trust, the Sponsor, and the Trustee do not participate in establishing the London PM Fix. Other trusts backed by physical gold also use the London Gold Fix to determine their asset value.

The London PM Fix is currently the most widely used benchmark for daily gold prices and has historically been viewed as a full and fair representation of all market interest at the time the London PM Fix is determined. As of April, 2014, increased attention has been directed to the use of various financial benchmarks and indices as price setting mechanisms for market transactions, including the London Gold Fix. For example, the press has reported that regulators in both Germany and the United Kingdom are currently reviewing the London Gold Fix as part of a wider review of how global benchmark rates are set. Separately, several lawsuits have been filed against the member banks which establish the London Gold Fix for alleged manipulative conduct in connection with their role in determining the London Gold Fix.

Concerns about the integrity or reliability of the London PM Fix, even if eventually shown to be without merit, could adversely affect investor interest in gold and therefore adversely affect the price of gold and the value of an investment in the Shares. In addition, because the net asset value of the Trust is determined using the London PM Fix, discrepancies in the calculation of the London PM Fix could have an adverse impact on the value of an investment in the Shares. Furthermore, any concern about the reliability of the pricing mechanism could disrupt trading in gold and products using the London PM Fix, such as the Shares. Each of these factors could lead to less liquidity or greater price volatility or otherwise could have an adverse impact on the trading price of the Shares.

The Sponsor and the Trustee are monitoring the matters described above. The Sponsor and the Trustee continue to believe the London PM Fix is appropriate as a basis for the evaluation of gold held by the Trust. The Trust will continue to use the London PM Fix to value the gold held by the Trust unless the Trustee, in consultation with the Sponsor, determines such price is inappropriate as a basis for evaluation of the Trust’s gold. In such event, the Trustee and Sponsor will, in good faith, identify an alternative basis for the evaluation of the gold held by the Trust and take such action as they deem warranted.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

This sticker is part of the Prospectus and must accompany the Prospectus to satisfy prospectus delivery requirements under the Securities Act of 1933, as amended.

The date of this sticker is April 11, 2014